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                                        Filed by Palm, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                   Under the Securities and Exchange Act of 1934
                                  Subject Company: Extended Systems Incorporated
                                                  Commission File No.: 000-23597



NEWSPAPER ADVERTISEMENT APPEARING IN THE IDAHO STATESMAN ON MARCH 7, 2001:



           [Logo of Extended Systems Incorporated]        [Logo of Palm, Inc.]
           Extended Systems (R)                                 palm (TM)
           Beyond Connected (TM)                            Simply Palm (TM)
                                                                palm.com





                                         two companies that

                                         are connecting the

                                         world are now, you

                                      guessed it, connected.




Palm, Inc. is proud to welcome Extended Systems to our family.

Palm, Inc., the leader in handheld computing, is teaming up with Extended Systems, a leading provider of mobile data management and wireless connectivity solutions. By combining the resources of both companies, we are moving forward to achieve our collective goal to improve the way people and the enterprise use wireless devices and mobile computing.

With a community of 145,000-plus registered developers, Palm, Inc. is looking forward to a thriving relationship with Extended Systems. Together we provide groundbreaking mobile and wireless solutions that continue to address the growing demand of the global workforce, with products that are innovative and simple. Not to mention connected.

                                                          [Picture of Palm VIIx]



Palm.Net (R) service is sold separately and is not available in all areas. See the coverage map at www.palm.com for details. (C) 2001 Palm, Inc. All rights reserved. Palm.Net is a registered trademark and Palm, Simply Palm, the Palm VIIx logo and the Palm logo are trademarks of Palm, Inc. or its subsidiaries. Extended Systems is a registered trademark and Beyond Connected is a trademark of Extended Systems. Other products, brand names and logos may be trademarks or registered trademarks of their respective owners.

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Additional Information And Where To Find It

     In connection with the proposed transaction, Palm will file a registration statement on Form S-4, including a proxy statement-prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement-prospectus when they become available because they will contain important information about the proposed acquisition. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Palm with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at www.sec.gov. Free copies of the registration statement (when available) and other documents filed by Palm with the Securities and Exchange Commission may also be obtained from Palm by directing a request to Palm.

     Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems stockholders in favor of the proposed transaction. Information regarding interests of the officers and directors of Extended Systems in the proposed acquisition will be set forth in the proxy statement-prospectus (when available). In addition, information regarding the identities of such officers and directors and their interests in the solicitation is set forth in a Schedule 14A filed with the Securities and Exchange Commission on March 7, 2001. These documents are available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Extended Systems.